UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 24, 2025

Soulpower Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42582	98-1793430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street, 17th Floor,	10019
New York, NY
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 201-282-6717

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	SOULU	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	SOUL	New York Stock Exchange
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	SOULR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 8-K/A (“Amendment No. 1”) amends the Current Report on Form 8-K of Soulpower Acquisition Corporation (the “SPAC”), filed December 1, 2025 (the “Original Report”), in which the SPAC reported, among other events, entry into the Business Combination Agreement (as defined in the Original Report) and related agreements.

This Amendment No. 1 is being filed solely for the purpose of updating certain items in the Original Report under Item 1.01 and Item 9.01. This Amendment No. 1 does not amend any other item of the Original Report or purport to provide an update or a discussion of any developments at the Company or its subsidiaries subsequent to the filing date of the Original Report. The information previously reported in or filed with the Original Report is hereby incorporated by reference to this Form 8-K/A.

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Item 1.01. Entry into a Material Definitive Agreement

As previously disclosed, contemporaneously with the execution of the business combination agreement (the “Business Combination Agreement”) on November 24, 2025 by and among the SPAC, SWB Holdings, a Cayman Islands exempted company (“Pubco”), SAC Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Pubco, SWB Merger Sub LLC, a Cayman Islands limited liability company and a wholly owned subsidiary of Pubco, and SWB LLC, a Cayman Islands limited liability company, CREO Investments LLC, a Delaware limited liability company (the “ELOC Investor”) entered into an ordinary share purchase agreement (the “ELOC Agreement”) and related registration rights agreement (the “ELOC Registration Rights Agreement”) with Pubco, which shall become effective upon the consummation of the transactions contemplated by the Business Combination Agreement.

The ELOC Agreement and ELOC Registration Rights Agreement are filed as Exhibit 10.1 and Exhibit 10.2, respectively, to this Amendment No. 1, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of ELOC Agreement and ELOC Registration Rights Agreement and the terms of which are incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1+†	ELOC Agreement, dated as of November 24, 2025
10.2+	ELOC Registration Rights Agreement, dated as of November 24, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SPAC will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 3, 2025	SOULPOWER ACQUISITION CORPORATION

	By:	/s/ Justin Lafazan
Justin Lafazan
Chief Executive Officer